Exhibit 4.34

Catering Services Framework Agreement

This Agreement shall be signed by the following parties in Guangzhou as at …….  :

China Southern Airlines Company Limited (the “Party A”)

Address: 68 Qixin Road, Baiyun District, Guangzhou

Legal Representative: Wang Chang Shun (王昌顺)

Shenzhen Air Catering Co., Ltd. (the “Party B”)

Address: 5/F, the Complex of China Southern Airlines, Shenzhen Bao’an International Airport, Fuyong Street, Bao’an District, Shenzhen

Legal Representative: Guo Zhiqiang (郭志强)

Party A and Party B reached to the following framework agreement in respect of Party B’s provision of in-flight catering and other in-flight services after arm’s length negotiation:

Section I    Scope of Services

1.    Party B agrees to provide in-flight meals for the arrival and departure flights designated by Party A at the airport Party B situated and the services of ordering, preparation, allocation, recycling, storage, installation of aviation supplies and other related services under this Agreement.

2.    The arrival and departure flights of Party A at the airport Party B located include normal flights and abnormal flights. Normal flights refer to the scheduled flights operated according to the flight schedule; abnormal flights refer to special plane, chartered airplane, casual overtime flights or the cancelled, delayed, station-missed and alternate flights.

3.    Party A hereunder includes China Southern Airlines Company Limited and its wholly-owned and holding subsidiaries.

Section II    Party A’s Rights and Obligations

1.    Party A shall provide early the delivery plan of catering and aviation supplies to Party B and shall promptly notify Party B if the delivery plan of catering and aviation supplies for abnormal flights needs to make adjustment.

Party A shall be entitled to make adjustment to the type and number of the aviation supplies according to the requirement of the flights and services.

2.    Party A shall be responsible for the provision of tableware required for aviation supplies and catering to Party B as scheduled and may entrust Party B to order as required by Party A if necessary.

3.    Party A shall be entitled to make irregularly inspection to the safety and hygiene of Party B and request Party B to improve such inadequacy immediately.

Section III    Party B’s Rights and Obligations

1.    Party B shall provide meals and aviation supplies and other related services for flights of Party A on time and quantity as stipulated on the delivery plan of catering and aviation supplies provided by Party A and the menu approved by Party A, and shall deliver the meals and aviation supplies prepared to Party B’s planes and place at the designated locations as required by Party A, handling the handover procedures, making sure that the flights of Party A will not delay as a result of the delivery of meals/aviation supplies.

2.    Party B shall make, regularly adjust and change the menu as required by Party A. Party B shall strictly execute the PRC Food Safety Law and the industry standards for aviation catering, enduring that its meals comply with the Law on Food Hygiene and the industry standards.

3.    Party B shall comply with the management requirements on safety, storage, recycling from Party A.

4.    Party B shall promise to assist Party A in performing this Agreement under the corresponding listing rules of the stock exchange where Party A’s securities listed (the “Listing Rules”).

Section IV    Special Agreement

1.    The price for the transactions of both parties shall be determined following the fair and reasonable principle, based on the fair market price and in accordance with the national or local charging requirements. The transaction price Party B offers to Party A shall not be higher than the price from independent third parties or the charging standards.

2.    Both Party A and Party B mutually agreed that, during the term of this Agreement, the annual transaction caps will be RMB231 million for 2019, RMB266 million for 2020 and RMB306 million for 2021. As for the amount of transaction cap, Party A and Party B shall satisfy the requirements under the Listing Rules in performing this Agreement.

Section V    Default Liabilities

Any party breaching the provisions under this Agreement, failing to perform or failing to fully perform its obligations hereunder shall constitute a breach. The default party shall bear the default liabilities pursuant to the relevant provisions of the PRC Contract Law, while the other party shall have the right to terminate this Agreement.

Section VI    Settlement of Disputes

For any dispute arising from the interpretation, validity and execution process of this Agreement, Party A and Party B shall try to settle by friendly negotiation. If negotiation fails, any party may initiate a suit to the people’s court in Guangzhou having the jurisdiction.

Section VII    Taking Effect and Validity of this Agreement

The validity of this Agreement shall be three years from 1 January 2019 to 31 December 2021; this Agreement shall be legally binding upon both parties since the effective date.

Section VIII     Miscellaneous

1.    Without prior written consent from both parties, neither party shall change or amend the terms and content of this Agreement. The supplements and amendments which form the written supplemental agreement shall be legally binding on both parties only after both parties’ mutually consent.

2.    For the matters not mentioned herein, both parties shall otherwise negotiate and sign a supplemental agreement in writing, and such written supplemental agreement shall have the same legal effect as this Agreement.

3.    This Agreement is made in four counterparts with each party holding two counterparts, and each one has equal legal effect.

Party A:    China Southern Airlines Company Limited

Party B:    Shenzhen Air Catering Co., Ltd.

Authorized representative:	Authorized representative:

20	20